Exhibit 4.9

Summary of Lease Agreement, dated March 22, 2020, between the

Company and [Confidential] (the "Lessor")

Note: this Summary does not contain a full or direct translation of the terms of the original Hebrew-language agreements, and is intended solely as a general presentation of these documents.

In addition, this agreement constitutes the lease of the premises described herein (the "Agreement" or the "Lease Agreement").

Leased Premises

4,006 square meters (gross) located at the Yokne'am Industrial Zone (the "Premises").

Term of Lease

1)	The term of Lease will be one hundred and twenty (120) months, from October 15, 2020 through October 14, 2030 (the "Term of Lease").

2)	We will have the option of terminating the Lease Agreement at two waypoints in the agreement as follows:

a.	Sixty (60) months into the Term of Lease, provided we have given five (5) months prior notice; and

b.	Eighty four (84) months into the Term of Lease, provided we have given five (5) months prior notice.

Purpose of Lease

The Premises shall be used for product manufacturing, office space, testing lab, and storage purposes only.

Rental Payments

During the Term of Lease, the payments will be split into three phases, as follows:

1)
During the first forty eight (48) months of the Term of Lease, we shall pay Nis 50 per square meter, plus VAT. The aggregate monthly rental payment for the Premises of 4,006 square meters shall be NIS 200,300, plus VAT.

a.	For the first six (6) months of the Term of Lease, we shall receive a monthly discount of 100% for 400 square meters, totaling NIS 20,000 (400 square meters multiplied by NIS 50) per month.

b.	For the following six (6) months, we shall receive a monthly discount of 50% for 400 square meters, totaling NIS 10,000 (400 square meters multiplied by NIS 25) per month.

2)
During the subsequent thirty six (36) months of the Term of Lease, we shall pay Nis 52 per square meter, plus VAT. The aggregate monthly rental payment for the Premises of 4,006 square meters shall be NIS 208,312, plus VAT.

3)
During the final thirty six (36) months of the Term of Lease, we shall pay Nis 53 per square meter, plus VAT. The aggregate monthly rental payment for the Premises of 4,006 square meters shall be NIS 212,318, plus VAT.

In addition to the above, we shall pay a monthly parking fee of NIS 300 for every parking spot plus VAT

Management Agreement

As part of the Lease agreement, we entered into a management agreement (the "Management Agreement") with the management company of the Premises (the "Management Company"). During the Term of Lease, the Management Company will be responsible for the management and general upkeep up the Premises, for which we will be charged a monthly fee by the Lessor as follows:

1)
We shall pay monthly management fees (NIS 12 per square meter), insurance fees (NIS 0.5 per square meter) and depreciation fund fees (NIS 1.2 per square meter) for an aggregate amount of NIS 13.7 per square meter (the "Total Management Fees"), totaling an aggregate of NIS 54,882.2 in monthly Total Management Fees.

2)	Notwithstanding the above, the Lessor may, at its sole discretion, charge management fees at a rate of costs plus 15% (not including VAT).

Other Payments

1)
During the Term of Lease, we will be responsible for payments with respect to use of electricity, water, gas, air conditioning, telephone, security, maintenance services, cleaning services and other miscellaneous service related expenses.

2)
During the Term of Lease, we will be responsible for payments of all taxes, whether municipal, governmental or any kind of obligatory payments, projections, tolls and others which are with respect to the Premises.

Adjustment Construction

1)	The Lessor will perform construction adjustments in accordance with plans agreed upon by both parties, for an amount totaling up to NIS 4,006,000.00 (any additional costs will be borne by us).

Use and Preservation of Premises

1)
We will be liable for any injury, damage or loss caused by us to the Premises or any other person or corporation, resulting from the holding and/or using the Premises or any other action or omission by us or someone on our behalf.

2)	We will be responsible for the current maintenance of the Premises and will make the repairs for the damages for which we are responsible under the Lease.

3)	We will not make any changes in the Premises without the Lessor's prior written permission.

Taxes and Licenses

1)	We will pay all taxes and fees related to the property and/or business.

2)	We will be responsible for procuring any necessary licenses from the authorities.

3)	We are liable for VAT, or any other taxes required on any and all payments required under the Lease Agreement, including electricity, maintenance, security services, and cleaning services.

General

1)	We may not assign or transfer our rights pursuant to the Lease Agreement without the prior written consent of the Lessor. We may not put a lien or pledge on the property.

2)	We may only use the Premises exactly as outlined in the Lease Agreement.

Insurance and Indemnity

1)
We will procure the following insurance policies: (i) property insurance, including catastrophe insurance; (ii) construction and workers insurance; (iii) third-party liability insurance; (iv) employer liability insurance; (v) consequential damage insurance; and (vi) structural insurance, including for catastrophic damages as a result of, inter alia, fire, earthquake, lightening, storm, flood and explosion damages, and limited consequential damages insurance.

2)
We are liable for any injury of any kind to third parties related to our use of the Premises or relating to business operations, and will indemnify the Lessor and/or their management company for any loss, litigation or obligation incurred due to injuries to third parties, including for attorneys' fees related to same.

Surrender of Premises

Belated surrender of the Premises will obligate us to pay the Lessor compensation in an amount equal a month's rent plus an additional 10% (not including indexation differences and interest).

Termination of the Agreement

Notwithstanding the above, the Lease Agreement can be terminated prior to the end of the Term of Lease, the Lessor may terminate the Lease Agreement and we will be obligated to vacate the Premises immediately or within a period of time as defined by the Lessor in the notice to us of such termination, upon the occurrence of any of the following events:

1)	We breached any of our material obligations under the Lease Agreement.

2)
We breached any provision or obligation under the Lease Agreement which is not material and such breach was not cured within 14 days as of the date we received a written notice to requiring the cure of such breach.

3)	We breached any provision or obligation under the Lease Agreement which is not material three (3) times throughout the Term of Lease.

4)
In the event that a receiver is appointed over our assets and/or a court disallows said receiver from fulfilling the Lease Agreement, and such notice or order was not cancelled within 45 days from the motion for a receivership order to the court.

5)	In the event that the deposit provided as a condition to the agreement, expires, is cancelled or perceived as cancelled and/or determined by the court to have expired or to be invalid.

6)	In the event that we did not procure and/or provide the Lessor with any of the required insurance policies.

Deposit

1)	We are required to provide a deposit in the amount of six months of Rental Payment.